Report of Independent Registered Public Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Funds Trust:

We have examined management's assertion, included in the
accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940,
that The Dreyfus/Laurel Funds Trust (the "Trust"), which is
comprised of Dreyfus High Yield Fund, complied with the
requirements of subsections (b) and (c) of Rule 17f-2 under
the Investment Company Act of 1940 as of December 31, 2011,
and from June 30, 2011 to December 31, 2011. Management
is responsible for the Fund's compliance with those requirements.
Our responsibility is to express an opinion on management's
assertion about the Fund's compliance based on our examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining,
on a test basis, evidence about the Fund's compliance with
those requirements and performing such other procedures as
we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of
December 31, 2011 and with respect to agreement of security
purchases and sales, for the period from June 30, 2011
(the date of our last examination), through December 31, 2011:
1. 	Examination of The Bank of New York Mellon's
(the "Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged
or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in
safekeeping by the Custodian but not included in 1. and 2. above;
4.	Reconciliation between the Fund's accounting records and
the Custodian's records as of December 31, 2011 and verified reconciling items;

5.	Agreement of the Trust's bank statements for five
purchases and five sales for the period June 30, 2011 (the date of our last examination) through December 31, 2011, to the books and records of the Fund noting that they had been accurately recorded and subsequently settled;
6.	We reviewed BNY Mellon Global Asset Servicing Report
on Controls Placed in Operation and Tests of Operating Effectiveness
("SOC 1 Report") for the period January 1, 2011 through December 31, 2011, and noted no relevant findings were reported in the areas of Asset Custody and Control.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2011, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Fund's and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
March 29, 2012











March 29, 2012


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus High Yield Fund (the "Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered
Management Investment Companies," of the Investment Company
Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2011 and from June 30, 2011 through December 31, 2011.
Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of
December 31, 2011 and from June 30, 2011 through December 31, 2011 with respect to securities reflected in the investment account of the Fund.

The Dreyfus/Laurel Funds Trust


Jim Windels
Treasurer